Exhibit 21

Energy East Corporation

Subsidiaries	State of Incorporation
Central Maine Power Company	Maine
Connecticut Natural Gas Corporation	Connecticut
Energetix, Inc.	New York
Energy East Enterprises, Inc.	Maine
Energy East Management Corporation	Delaware
Maine Electric Power Co., Inc.	Maine
Maine Natural Gas Corporation	Maine
NORVARCO	Maine
New York State Electric & Gas Corporation	New York
Rochester Gas and Electric Corporation	New York
The Berkshire Gas Company	Massachusetts
The Energy Network, Inc.	Delaware
The Southern Connecticut Gas Company	Connecticut